Exhibit 1

FOR IMMEDIATE RELEASE	30 December 2010

WPP PLC ("WPP'’)

WPP Digital acquires market-leading US digital agency, Blue State Digital

WPP announces that its digital investment and operating arm, WPP Digital, has acquired all the assets of Blue State Digital, LLC ("BSD") in the United States, together with all the share capital of BSD’s wholly-owned subsidiary in the United Kingdom.

Founded in 2004 in Washington DC, BSD is a full service digital agency creating and executing interactive campaigns that build and sustain key relationships for non-profit, educational and cultural organisations, political entities and corporate clients. The agency employs 130 people across its offices in Washington DC, Boston, New York, Los Angeles and London.

With its expertise in online fundraising, advocacy, social networking and constituency development programs, the agency has helped over 200 clients harness the potential of the internet, raising over $800 million in contributions to date and generating tens of millions of online sign-ups and actions. BSD's work on the 2008 “Obama for America” campaign is demonstrative of their market-leading approach. In recent years, the company’s management has successfully applied their strategies to a diverse list of clients around the world including major non-profits, consumer brands, media properties and political causes.

BSD’s unaudited revenues for the 12 months ended 31 December 2009 were $12.8 million, with gross assets at the same date of $3.0 million.

BSD, with its digital outreach and social media strategies, will bolster the Group's leadership position in providing best-in-class solutions, complementing the Group's existing client service offering in marketing communications and public affairs.

ENDS

For further information, contact:

Feona McEwan, WPP
+44 (0)20 7408 2204
Email: fmcewan@wpp.com